Exhibit 1.01

The Clorox Company
Conflict Minerals Report
for the Year Ended December 31, 2020

This Conflict Minerals Report (this “Report”) of The Clorox Company (the “Company” or “Clorox”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1, 2020, to December 31, 2020.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals at this time are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Covered Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 and this Report are the Democratic Republic of the Congo and countries that share an internationally recognized border with the Democratic Republic of the Congo (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola).

Overview

Clorox is a leading multinational manufacturer and marketer of consumer and professional products with approximately 8,800 employees worldwide. Clorox sells its products primarily through mass retailers, grocery outlets, warehouse clubs, dollar stores, home hardware centers, drug, pet and military stores, third-party and owned e-commerce channels, and distributors. Clorox markets some of the most trusted and recognized consumer brand names, including its namesake bleach and cleaning products, Pine-Sol® cleaners; Liquid-Plumr® clog removers; Poett® home care products; Fresh Step® cat litter; Glad® bags and wraps; Kingsford® grilling products; Hidden Valley® dressings; Brita® water-filtration products; Burt’s Bees® natural personal care products; and RenewLife®, Rainbow Light®, Natural Vitality®, NeoCell® and Stop Aging Now® vitamins, minerals and supplements. The Company also markets industry-leading products and technologies for professional customers, including those sold under the CloroxProTM and the Clorox Healthcare® brand names. The Company has operations in more than 25 countries or territories and sells its products in more than 100 markets.

Very few of the Company’s products, whether the Company manufactures them or contracts for their manufacture, contain Covered Minerals that are necessary to the functionality or production of those products. The products that the Company manufactures or contracts to manufacture that contain Covered Minerals are certain of its water filtration, laundry additives and personal care products.

Description of Reasonable Country of Origin Inquiry

The Company does not directly purchase ore or unrefined Covered Minerals, nor does it have direct relationships with any smelters or refiners. Therefore, the Company relies on its direct suppliers and copackers to provide information on the origin of any Covered Minerals contained in the materials and products they supply to the Company, including the source of any Covered Minerals that they obtain from lower tier suppliers and smelters.

The Company has designed and conducted a good faith reasonable country of origin inquiry to determine whether any of the Covered Minerals contained in its products originated in a Covered Country or whether they are from recycled or scrap sources. For its reasonable country of origin inquiry, the Company used the same processes and procedures as for its due diligence, in particular Steps 1 and 2, described below.

On the basis of the Company’s reasonable country of origin inquiry, the Company concluded that it has reason to believe that some of the Covered Minerals contained in its products may have contained Covered Minerals sourced from the Covered Countries and that were not 100% derived from recycled or scrap sources. The Company therefore conducted further due diligence on the source and chain of custody of the Covered Minerals contained in its products.

Description of Due Diligence

The Company designed its due diligence process based on the due diligence framework set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. The Company’s due diligence is described below.

Step 1: Establish Strong Company Management Systems

The Company maintains standards for its suppliers, which are set forth in its Business Partner Code of Conduct (the “Business Partner Code”) and can be found at https://www.thecloroxcompany.com/wp-content/uploads/clorox-business-partner-code-of-conduct.pdf. The Business Partner Code requires the Company’s suppliers to implement programs to ensure that products do not contain restricted, banned, or unlawfully taken or traded materials, to disclose to the Company the supplier’s due diligence efforts to determine whether its supply chain is free of minerals or materials that finance conflict in the Democratic Republic of the Congo and surrounding countries, or from other countries designated as part of a conflict region, and to provide relevant documentation to the Company upon its request. Suppliers are required to confirm whether or not they agree to abide by the Business Partner Code when onboarded, and any material changes to the Business Partner Code are communicated to all suppliers. Purchase orders and supply contracts generally include provisions relating to compliance with the Business Partner Code, and the Company’s sourcing team will periodically request certain suppliers self-certify as to compliance.

The Business Partner Code provides that anyone who becomes aware of any actual or potential violation of the Business Partner Code or any applicable law by any business partner, or other misconduct, should immediately report such conduct to the Company. Business partners, including their employees, may contact the Company directly via either (1) the Company employee with whom they have a working relationship or (2) the Clorox Compliance Hotline, which allows for confidential reporting where permitted by law.

In conducting its good faith reasonable country of origin inquiry and subsequent due diligence, the Company used a cross-functional team and designated a single Company contact to coordinate and communicate with its suppliers. The Company also has internal management and record-keeping systems for its Covered Minerals inquiries to facilitate the review and assessment of the supplier responses.

Step 2: Identify and Assess Risks in the Supply Chain

The Company’s preliminary risk assessment included a survey of all purchased raw materials and contract manufacturing arrangements to identify materials and products with a risk of containing Covered Minerals that are necessary to their functionality. After identifying the categories of products that might contain Covered Minerals that are necessary to their functionality, the Company sent questionnaires to the suppliers in these product categories. These categories are extremely broad and questionnaires were sent to a large number of suppliers, including many suppliers that the Company has no reason to believe supply it with products or materials containing Covered Minerals.

This questionnaire was based on a form created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. The Company’s survey included questions relating to:

●	confirmation of whether the supplier supplied Covered Minerals to the Company;

●	whether any such Covered Minerals were from recycled or scrap sources;

●	whether any such Covered Minerals originated from any of the Covered Countries;

●	from which country/countries such Covered Minerals originated and what diligence the supplier performed to ensure Covered Minerals do not directly or indirectly finance or benefit armed groups in the Covered Countries; and

●	whether the supplier has a conflict-free sourcing policy.

Most suppliers that responded to the questionnaires advised the Company that the materials or products they sold to the Company did not contain Covered Minerals.

A small number of suppliers of materials used in certain of the Company’s water filtration, laundry additives and personal care products, however, responded that the materials they sold to the Company in calendar year 2020 contained Covered Minerals.

Step 3: Design and Implement a Strategy to Respond to Risks

During the supplier survey period, suppliers received at least two notifications from the Company’s survey management system, with most suppliers receiving three notifications. The Company also extended the deadline for completion of the questionnaire to allow for more responses. The Company reviewed and cataloged the responses to the questionnaires, as well as other information it received from suppliers regarding their due diligence efforts to identify the countries of origin of any Covered Minerals, as contemplated by the Business Partner Code.

To further test and assess survey results, the Company conducted due diligence by following up via email and/or telephone calls with a number of these suppliers to obtain additional information. Based on the responses from the suppliers that responded that they had sold supplies to the Company that contained Covered Minerals, we were able to confirm the following:

●	Two suppliers indicated that they had acquired from their sub-tier suppliers (the “Reporting Sub-tier Suppliers”) components that may have contained Covered Minerals sourced from the Covered Countries and that were not 100% derived from recycled or scrap sources.

●	With respect to the remaining suppliers, we were able to confirm, with supporting documentation and/or explanation, that such Covered Minerals did not originate from the Covered Countries or were derived entirely from recycled or scrap sources, or we had no reason to believe that such Covered Minerals originated from the Covered Countries and were not derived entirely from recycled or scrap sources.

Each of the Reporting Sub-tier Suppliers provided to the Company’s supplier a completed Conflict Minerals Reporting Template (“CMRT”), created by the Responsible Minerals Initiative (“RMI”), formerly the Conflict Free Sourcing Initiative. The CMRTs indicated that each Reporting Sub-tier Supplier was able to identify 100% of the smelters that provided the Covered Mineral that the Reporting Sub-tier Supplier used as a stabilizer to manufacture a laundry additive that contained a Covered Mineral and that the Reporting Sub-tier Supplier sold to the Company’s supplier for its further sale to the Company. Both Reporting Sub-tier Suppliers had determined that one smelter from which both Reporting Sub-tier Suppliers obtained the Covered Mineral (Malaysia Smelting Corporation (MSC) CID001105) may have acquired tin from the Covered Countries. The Company determined that the aforementioned smelter is listed on RMI’s conformant tin smelter list.

Step 4: Carry out Independent Third Party Audit of Smelters/Refiners Due Diligence Practices

The Company does not have direct relationships with smelters or refiners and does not perform or specify audits of those entities upstream in its supply chain. Instead, the Company relies on information collected and provided by independent third-party audit programs, such as the RMI.

Step 5: Report on Supply Chain Due Diligence

This Conflict Minerals Report, which constitutes the Company’s report on its due diligence, is filed with the SEC and is publicly available at https://www.thecloroxcompany.com/wp-content/uploads/Clorox_Conflict_Minerals_Disclosure.pdf.

Risk Mitigation/Future Due Diligence Measures

The Company intends to continue to comply with Rule 13p-1 on an annual basis and expand or narrow the scope of future due diligence measures in light of any changes to the interpretations of Rule 13p-1 or changes in products or raw materials with a risk of containing Covered Minerals that are necessary to their functionality. It will review the adequacy of its due diligence measures to assess the source and chain of custody and work with its suppliers to increase the transparency of their supply chain. In this regard, the Company expects to continue to engage with its suppliers to obtain current, accurate and complete information about their supply chain and to evaluate the Company’s due diligence measures to identify more efficient and effective means to obtain current, accurate and complete information about its supply chain.

Cautionary Statement on Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are only predictions and are subject to risks, uncertainties and other factors, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts and the accuracy of the information provided by the Company’s suppliers, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source conflict minerals, and political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. The Company’s forward-looking statements in this Report are based on management’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.